                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No 1 To
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

        LITHIUM TECHNOLOGY CORPORATION (formerly Hope Technologies, Inc.)
                                (Name of Issuer)

                  COMMON STOCK, par value $.01 (formerly Class
                      B Common Stock, par value $.00005882)
                         (Title of Class of Securities)


                         536808306 (formerly 439498106)
                                 (CUSIP Number)

                                DONALD C. TAYLOR
                              475 PARK AVENUE SOUTH
                                   SUITE 3300
                            NEW YORK, NEW YORK 10016
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 30, 1996
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this Statement. / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number: 536808306

         1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

                  Name: Donald C. Taylor
                  Social Security Number: ###-##-####

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)                                                        / /

                  (b)                                                        / /

         3)       SEC Use Only

         4)       Source of Funds (See Instructions):                       OO

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         6)       Citizenship or Place of Organization:  U.S. Citizen

         Number of          (7)    Sole Voting Power: 50,000
         Shares Bene-
         ficially           (8)    Shared Voting Power:   1,350,000*
         Owned by
         Each               (9)    Sole Dispositive Power: 50,000
         Reporting
         Person With       (10)    Shared Dispositive Power: 1,350,000*

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,400,000*

         12)      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  / /

         13)      Percent of Class Represented by Amount in Row (11):       8.8%

         14)      Type of Reporting Person (See Instructions):                IN


* Includes 320,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") owned by Group III Capital, Inc. to purchase 1,500,000 shares of Common Stock. The Warrant will vest with respect to 320,000 shares of Common Stock immediately and with respect to the remaining 1,180,000 shares of Common Stock on May 1, 1997, or at such earlier time as prescribed by the Warrant. Also includes 1,030,000 shares of Common Stock owned by Group III Capital Ventures, Inc.

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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock ("Common Stock") of Lithium Technology Corporation (the "Issuer").

                           Lithium Technology Corporation
                           5115 Campus Drive
                           Plymouth Meeting, PA 19462

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: Donald C. Taylor

         (b)      475 Park Avenue South, Suite 3300
                  New York, New York 10016

         (c) Donald C. Taylor is President and sits on the Board of Directors of Group III Capital Ventures, Inc. and Group III Capital, Inc.

         (d)      No

         (e)      No

         (f)      U.S. Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of Common Stock were obtained through the acquisition by Group III Capital, Inc. of a Common Stock Purchase Warrant to Purchase 1,500,000 shares of the Issuer's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Group III Capital, Inc.'s acquisition of the aforementioned securities of the Issuer is for the purpose of investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The table below sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Taylor. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of June 3, 1996, at which time there were issued and outstanding 15,658,704 shares of the Issuer's Common Stock.

                               Aggregate Amount of          Percentage
Title of Class                 Beneficial Ownership         of Class
- --------------                 --------------------         ----------
Common Stock                       1,400,000(1)                 8.8%

         (1) Includes 320,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") owned by Group III Capital, Inc. to purchase 1,500,000 shares of Common Stock. The Warrant will vest with respect to 320,000 shares of Common Stock immediately and with respect to the remaining 1,180,000 shares of Common Stock on May 1, 1997, or at such earlier time as prescribed by the Warrant. Also includes 1,030,000 shares of Common Stock owned by Group III Capital Ventures, Inc.

- -------------

         (b) The number of shares as to which Mr. Taylor has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

                  (i) Sole Voting Power. Mr. Taylor has sole voting power with respect to 50,000 shares of Common Stock beneficially owned.

                  (ii) Shared Voting Power. Mr. Taylor has shared voting power with respect to 1,350,000* shares of Common Stock beneficially owned.

                  (iii) Sole Dispositive Power. Mr. Taylor has sole power to dispose or to direct the disposition with respect to 50,000 shares of Common Stock beneficially owned.

                  (iv) Shared Dispositive Power. Mr. Taylor has shared voting power with respect to 1,350,000* shares of Common Stock beneficially owned..

- -------------

         * Includes 320,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant (the "Warrant") owned by Group III Capital, Inc. to purchase 1,500,000 shares of Common Stock. The Warrant will vest with respect to 320,000 shares of Common Stock immediately and with respect to the remaining 1,180,000 shares of Common Stock on May 1, 1997, or at such earlier time as prescribed by the Warrant. Also includes 1,030,000 shares of Common Stock owned by Group III Capital Ventures, Inc.

- -------------

         (c)      Mr. Taylor made the following transactions by June 5, 1996:

                  Transaction               Number                    Transaction
                  Date                      of Shares                    Type
                  -----------               ---------                 -----------
                  May 9, 1996                 320,000          Acquisition by Group III Capital Inc. of
                                                               Common Stock Purchase Warrant to Purchase
                                                               1,500,000 shares of Common Stock of which
                                                               320,000 are currently vested.

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
                  May 9, 1996               13,333             Right to Common Stock Purchase Options was
                                                               waived upon resignation from the Board of
                                                               Directors of the issuer.

                  June 5, 1996              150,000            Open-market sale of 150,000 shares of the
                                                               Common Stock of the Issuer at a price of
                                                               $3.00 per share.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         Common Stock Purchase Warrant owned by Group III Capital, Inc.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


                                                     /s/ Donald C. Taylor
Dated:        June    , 1996                         ----------------------
                                                     Donald C. Taylor



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                                EXHIBIT INDEX



EXHIBIT 99      Common Stock Purchase Warrant owned by Group III Capital, Inc.